FORM 51-901F
QUARTERLY REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
SCHEDULE B AND C

ISSUER DETAILS:
Name of Issuer	AMERICAN BONANZA GOLD MINING CORP.
Issuer’s Address	Suite 1606 - 675 West Hastings Street Vancouver, British Columbia, V6B 1N2
Issuer’s Telephone Number	(604) 688-7523
Issuer’s Web Site	www.americanbonanza.com
Contact Person	Giulio T. Bonifacio
Contact’s Position	Director, Executive Vice President & Chief Financial Officer
Contact’s Telephone Number	(604) 699-0023
Contact’s E-mail	gtbonifacio@boni.ca
For Quarter Ended	September 30, 2003
Date of Report	November 27, 2003
CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Brian P. Kirwin”	November 27, 2003
Name of Director	Date Signed
“Giulio T. Bonifacio”	November 27, 2003
Name of Director	Date Signed

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the nine months ended September 30, 2003

1.	ANALYSIS OF DEFERRED EXPENDITURES

Summary of exploration, development and acquisition related expenditures on active properties:

	Copperstone	Copperstone	Nevada	Total
	Project	D-Zone	Projects
	$	$	$	$
Balance, December 31, 2002	4,364,150	2,685,237	1,700,492	8,749,879

Additions during the period
Debt forgiveness on
Acquisition payable		(146,966)		(146,966)
Interest capitalized on loan	34,339			34,339
Underground decline (mining)		844,391		844,391
Geological consulting & related		194,951		194,951
Drilling and support costs		178,693	159,695	338,388
Assaying		38,348		38,348
Advance royalty payment	40,551			40,551
BLM land payments	40,807			40,807
Site maintenance & camp support
Utilities and power	35,012			35,012
Property caretakers	28,785			28,785
Equipment and truck rentals	15,225			15,225
Telephone	7,935			7,935
Safety related costs	7,273			7,273
Supplies and camp service	18,751			18,751

	228,678	1,109,417	159,695	1,497,790
Balance, September 30, 2003	4,592,828	3,794,654	1,860,187	10,247,669

2.	RELATED PARTY TRANSACTIONS

There were no related party transactions during the period.

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the nine months ended September 30, 2003

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

	(a)	Securities issued during the nine months ended September 30, 2003:

			Number of
	Type of		Shares	Price per	Total	Type of	Commission
Date of Issue	Security	Type of Issue	Issued	Share	Proceeds	Consideration	Paid
				$	$		$
20-Jan-03	Common Shares	Warrant Exercise	51,000	0.15	7,650	Cash	Nil
24-Jan-03	Common Shares	Warrant Exercise	5,000	0.15	750	Cash	Nil
31-Jan-03	Common Shares	Private Placement	18,295,454	0.22	4,025,000	Cash	281,750
31-Jan-03	Common Shares	Finance Fee	450,000	0.22	-	Fee	Nil
10-Feb-03	Common Shares	Warrant Exercise	77,160	0.15	11,574	Cash	Nil
20-Feb-03	Common Shares	Warrant Exercise	611,243	0.15	91,662	Cash	Nil
5-Mar-03	Common Shares	Warrant Exercise	2,000,000	0.17	340,000	Cash	Nil
6-Mar-03	Common Shares	Option Exercise	100,000	0.10	10,000	Cash	Nil
31-Mar-03	Common Shares	Warrant Exercise	50,000	0.15	7,500	Cash	Nil
24-Apr-03	Common Shares	Option Exercise	190,000	0.20	38,000	Cash	Nil
1-May-03	Common Shares	Warrant Exercise	131,616	0.15	19,742	Cash	Nil
2-Jun-03	Common Shares	Option Exercise	310,000	0.15	46,500	Cash	Nil
9-Jun-03	Common Shares	Warrant Exercise	427,300	0.15	64,095	Cash	Nil
10-Jun-03	Common Shares	Warrant Exercise	25,000	0.15	3,750	Cash	Nil
7-Aug-03	Common Shares	Warrant Exercise	141,700	0.17	24,089	Cash	Nil
28-Aug-03	Common Shares	Warrant Exercise	100,000	0.17	17,000	Cash	Nil
02-Sept-03	Common Shares	Warrant Exercise	666,666	0.17	113,333	Cash	Nil
4-Sept-03	Common Shares	Warrant Exercise	666,666	0.17	113,333	Cash	Nil
16-Sept-03	Common Shares	Warrant Exercise	400,000	0.28	112,000	Cash	Nil
17-Sept-03	Common Shares	Warrant Exercise	456,561	0.17	77,615	Cash	Nil
17-Sept-03	Common Shares	Warrant Exercise	46,439	0.17	7,895	Cash	Nil
24-Sept-03	Common Shares	Warrant Exercise	461,894	0.17	78,522	Cash	Nil
24-Sept-03	Common Shares	Warrant Exercise	38,000	0.17	6,460	Cash	Nil
			25,701,699		5,216,470		281,750

(b)	Incentive Stock Options granted during the nine months ended September 30, 2003:

Date of	Number			Exercise	Expiry Date
Grant	of Options	Optionee	Position	Price
				$
24-Feb-03	550,000	Brian Kirwin	President & CEO	0.31	24-Feb-08
24-Feb-03	450,000	Giulio Bonifacio	Executive VP& CFO	0.31	24-Feb-08
24-Feb-03	100,000	Foster Wilson	VP, Corporate Development	0.31	24-Feb-08
24-Feb-03	150,000	Catherine Tanaka	Assistant Corporate Secretary	0.31	24-Feb-08
9-May-03	250,000	Robert McKnight	Director	0.29	9-May-08
	1,500,000

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the nine months ended September 30, 2003

4.	SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2003

	(a)	Authorized Capital

400,000,000 Class “A” common voting shares without par value 100,000,000 Class “B” preferred shares without par value

	(b)	Number and Recorded Value for Shares Issued and Outstanding

118,968,093 common shares at a recorded value of $26,226,663.

	(c)	Outstanding Options

Number of	Option Exercise	Option Expiry
Options	Price	Date
	$
1,600,000	0.15	December 22, 2005
2,210,000	0.10	March 4, 2007
3,500,000	0.17	December 6, 2007
1,250,000	0.31	February 24, 2008
250,000	0.29	May 9, 2008
8,810,000

(d)	Outstanding Warrants

Number of	Exercise Price of
Warrants	Warrants	Expiry Date of Warrants

11,027,272	0.28	January 31, 2004
1,500,000	0.13	March 4, 2004(1)
15,957,870	0.17	June 10, 2004
7,341,666	0.17	October 18, 2004
35,826,808

(1) Brascan Financial Corporation has an option (the “Option”) to extend the term of its warrants or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s common shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

(e)	Shares in Escrow

As at December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares issued to acquire Bonanza Gold Inc. remained in escrow and were subject to further release for a period of up to 36 months from the date of acquisition on December 21, 2000.

American Bonanza Gold Mining Corp.	SCHEDULE B

Supplementary Information
For the nine months ended September 30, 2003

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange. As a result of the change in classification all remaining common shares held in escrow were released.

5.	LIST OF DIRECTORS AND OFFICERS

Ian W. Telfer, Director
West Vancouver, British Columbia

Robert T. McKnight, Director
West Vancouver, British Columbia

Brian P. Kirwin, Director, President & Chief Executive Officer
Reno, Nevada

Giulio T. Bonifacio, Director, Executive Vice President & Chief Financial Officer
Vancouver, British Columbia

Foster Wilson, Vice President, Corporate Development
Reno, Nevada

Catherine Tanaka, Assistant Corporate Secretary
Vancouver, British Columbia

American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the nine months ended September 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2002 and the unaudited Consolidated Financial Statements for the nine months ended September 30, 2003.

Description of Business

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow an interested party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

Results of Operations

For the nine months ended September 30, 2003, the Corporation had a net loss of $430,677 or nil per share compared with a net loss of $316,732 or nil per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by a foreign exchange gain of $102,024. The foreign exchange gain was a combination of a gain on the Corporation’s US dollar denominated debt offset by a loss on the Corporation’s cash balances held in US dollars.

For the nine months ended September 30, 2003, general and administrative expenditures increased from $136,304 in the comparable period to $307,224 which was direct result of increased personnel, public company expenses and consulting related fees associated with the Corporation’s increased activity. Increased activity also contributed to $78,635 in business development related expenditures associated with reviewing corporate development opportunities. Public company expenses increased from $21,150 to $106,115 as a direct result of annual general meeting related costs and the Corporation’s investor relation initiatives.

For the nine months ended September 30, 2003, exploration expenditures reflecting those amounts not directly capitalized increased to $190,928 from $114,367 in the comparable period which was the result of increased activity relating to ongoing project evaluations. The Corporation has conducted several project evaluations using its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also included all cost associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Financial Condition, Liquidity and Capital Resources

The Corporation’s working capital as at September 30, 2003 was $2,204,575 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to a private placement of 18,295,454 common shares, including corporate finance shares totaling 450,000 common shares, for net proceeds of $3,705,210. Additionally, the Corporation received proceeds of $1,191,471 from share purchase warrant and stock option exercises. The increase in working capital in the period was attributable to proceeds from equity related transactions less the repayment of long-term debt of $792,408, development expenditures at Copperstone totaling $1,485,061, and exploration expenditures at the Gold Bar project totaling $ 159,695.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone project not already owned. Under the terms of this agreement the loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4,

American Bonanza Gold Mining Corp.	SCHEDULE C

Supplementary Information
For the nine months ended September 30, 2003

2004. On March 4, 2003 the Corporation satisfied its repayment obligation in 2003 and subsequent to September 30, 2003, the Corporation completely paid out its loan facility with Brascan Financial Corporation with a final payment of US$550,000 as a direct result of the Corporation’s recently completed equity financings discussed below.

During 2002 the Corporation resumed underground exploration and development at the Copperstone project, and reached a significant milestone in that program during the period. The underground workings now extend from the northern end of the Open Pit over 1,800 feet to the north to intersect the southern portion of the D-Zone high grade mineralized target. Channel sampling from the underground workings returned multi-ounce assays from the southern portion of the D-Zone, confirming the grades indicated by core holes drilled from surface. These results are currently being followed up with a substantial underground core drilling program planned to convert D-Zone resources to the reserve level and to aid design of further underground workings and future stopes. Initial drilling results from the underground drilling program were reported on November 11, 2003 and returned multi-ounce assays. Total expenditures of the underground program in the period were $1,256,383 (not including site maintenance, camp support and property related payments) for a total cumulative cost of $1,468,405 since the program began in late 2002.

The Corporation’s objective at Copperstone is to convert the resources to reserves, explore to expand the resources, and develop a significant high grade underground gold mining operation to production. Exploration efforts will focus on expanding the D and C Zones and on drilling the footwall zone, which may represent a mineralized structure parallel to the Copperstone Fault – the primary host of mineralization at Copperstone.

As at September 30, 2003 the Corporation had cash of $3,161,574 compared to $1,616,691 as at December 31, 2002. Subsequent to September 30, 2003 the Corporation completed a public offering and private placement of securities for gross proceeds of $11,000,000. The public offering was pursuant to a Short Form Offering Document dated October 6, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by its agent.

In management’s opinion the Corporation’s working capital position as at September 30, 2003 combined with its recently completed equity financings for gross proceeds of $11,000,000 will provide adequate funding for purposes of accelerating the Copperstone project toward pre-feasibility and to conduct further work programs on both its Gold Bar and Pamlico projects. At the Copperstone project the Corporation’s primary focus in the near term will be to accelerate exploration drilling and resources definition drilling and complete pre-feasibilty related activities.

Outlook

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored that ultimately achieve commercial production. As present, none the Corporation’s properties have a known body of commercial ore. Other risks facing the Corporation include economic risks, permitting, fluctuations in mineral prices, share price volatility and uncertainty as to its ability to complete additional financings to fund its future development and exploration work programs.

The Corporation will continue to focus the majority of its exploration and development activities in the Great Basin and the American Southwest. The Corporation will also continue to use its metallogenic explorations techniques which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest which management views will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital combined with its recently completed equity financings will be sufficient for funding its planned exploration and development expenditures in both 2003 and 2004 on the Copperstone project and meeting its ongoing obligations as they become due. Additionally, the Corporation is adequately funded to complete its exploration initiatives on both its Gold Bar and Pamlico projects.